Atna Resources Ltd. Acquires 10 Million Common Shares and 5 Million Common Share Purchase Warrants of Expatriate Resources Ltd.

Vancouver, B.C. (June 18, 2004). In completion of the previously announced transaction with Expatriate Resources Ltd. (“Expatriate ”), Atna Resources Ltd. (“Atna”) has acquired 10,000,000 common shares (the “Shares”) and 5,000,000 common share purchase warrants (the “Warrants”) of Expatriate Resources Ltd. (“Expatriate”) in exchange for an option to purchase (the “Option”) Atna's minority 39.4% stake in the Wolverine Joint Venture in the Yukon Territory. Each Warrant entitles Atna to purchase one common share of Expatriate at a price of $0.32 for each whole Warrant until June 16, 2006. The Shares and Warrants were issued at closing and are being held in escrow until December 16, 2004, at which time the Shares and Warrants will be released to Atna unless Expatriate terminates the Option. Atna also received the first $1,000,000 of the $2,000,000 cash payment and retains a royalty, indexed to the price of silver, on the precious metals.

The Shares issued to Atna represent approximately 11.7% of the issued and outstanding common shares of Expatriate. The Warrants issued to Atna by Expatriate represent approximately 34.4% of Expatriate’s issued and outstanding common share purchase warrants. If all of the Warrants issued to Atna by Expatriate are exercised, Atna will acquire a further 5,000,000 common shares of Expatriate, which together with the Shares issued at closing would represent approximately 14.5% of the issued and outstanding common shares of Expatriate on a fully-diluted basis (assuming the exercise of all outstanding warrants and options issued by Expatriate to purchase common shares).

Pursuant to the asset sale agreement entered into with Expatriate, Atna may not resell any of the Shares during the first year after the closing, except in response to a take-over bid, or as to a sale of a block of 2,000,000 or more Shares to a single buyer, or where there has been a high volume of trades over a two-week period. Also, whenever Atna holds at least 2,000,000 Shares, it must give advance notice to Expatriate of any sale and Expatriate shall have the right to place such Shares. Atna also has agreed to vote all of the common shares of Expatriate, which it may hold in favour of management nominees to the Expatriate’s Board of Directors for a period of one year from the closing date.

Atna has no present intention of acquiring other securities of Expatriate or of disposing of any of the securities of Expatriate, which it holds. Depending upon its evaluation of Expatriate’s business, prospects and financial condition, the market for Expatriate’s securities, general economic conditions and other factors, Atna may acquire additional securities of Expatriate or sell some or all of the securities it holds.

For further information, please contact:
Deanna McDonald, Manager, Investor Relations/Geologist
Atna Resources Ltd.
510 – 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel: (604) 684-2285
Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
http://www.atna.com